SPORT ENDURANCE, INC.
1890 South 3850 West,
Salt Lake City, Utah 84104
Telephone number 1-888-511-9018
Fax. 1-877-255-9218
Via Edgar

July 21, 2010

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street N.E.

Washington D.C. 20002

Re: Sport Endurance, Inc.

Request to Withdraw Prer 14 C (RW)

SEC File Number 333-161943

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Sport Endurance, Inc. (the "Registrant") hereby requests immediate withdrawal of its Prer 14C (File No. 333-161943, which was filed with the Securities and Exchange Commission (the "Commission") on July 12, 2010 along with any amendments and exhibits (the "Prer 14C").

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Prer 14C contained therein. Furthermore, there was no circulation of Prer 14C in connection with the proposed transaction and the Prer 14C was not declared definitive by the Commission.

The Registrants believe that withdrawal of the Prer 14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Prer 14C was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Prer 14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact our attorney Leo Moriarty.

The Law Offices of Leo J. Moriarty
12534 Valley View Street #231
Garden Grove, California 92845
Telephone 714-305-5783,Facsimile 714-316-1306
E- Mail LJMLegal@aol.com
Very truly yours,

By:  /s/ Robert Timothy
Robert Timothy
President of Sport Endurance, Inc.